UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lazard Ltd

(Name of Issuer)

Class A Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

G54050102

(CUSIP Number)

Steven J. Golub

LAZ-MD Holdings LLC

30 Rockefeller Plaza

New York, New York 10020

(212) 632-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Adam D. Chinn, Esq.

Craig M. Wasserman, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

May 10, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G54050102	SCHEDULE 13D	(Page 2)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS LAZ-MD Holdings LLC I.R.S. Identification No. 20-2146423
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 62,500,000 (see Items 1 and 5) 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 62,500,000 (see Items 1 and 5) 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 62,500,000 (see Items 1 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.5% (see Items 1 and 5)
14	TYPE OF REPORTING PERSON: HC

This Schedule 13D is being filed on behalf of LAZ-MD Holdings LLC, a Delaware limited liability company (“LAZ-MD Holdings”).

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Lazard Ltd, a Bermuda exempted company (the “Company”). The address of the principal executive offices of the Company is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. LAZ-MD Holdings disclaims beneficial ownership of all of the shares of Class A Common Stock reported herein, as explained below.

In connection with the initial public offering of the Class A Common Stock by the Company (the “IPO”), LAZ-MD Holdings was issued a Common Interest (a “Lazard Group Common Interest”) in Lazard Group LLC, a Delaware company and an indirect, controlled affiliate of the Company that holds the financial advisory and asset management businesses of the Company (formerly known as Lazard LLC) (“Lazard Group”). The Lazard Group Common Interest issued to LAZ-MD Holdings consists of 62,500,000 units as of the date hereof.

Pursuant to the Master Separation Agreement (the “Master Separation Agreement”), dated as of May 10, 2005, by and among the Company, Lazard Group, LAZ-MD Holdings and LFCM Holdings LLC, the Lazard Group Common Interest issued to LAZ-MD Holdings is exchangeable with the Company (or its subsidiaries) for shares of Class A Common Stock, on the basis of one unit of such Lazard Group Common Interest for each share of Class A Common Stock (subject to customary anti-dilution adjustments). Accordingly, the Lazard Group Common Interest issued to LAZ-MD Holdings is exchangeable for 62,500,000 shares of Class A Common Stock as of the date hereof.

The Lazard Group Common Interest issued to LAZ-MD Holdings is associated with the outstanding Class II Interests in LAZ-MD Holdings (the “LAZ-MD Class II Interests”). The LAZ-MD Class II Interests were issued to the current and former managing directors of Lazard Group LLC and its subsidiaries in exchange for their interests in Lazard Group in connection with the IPO. Pursuant to the Master Separation Agreement, the LAZ-MD Class II Interests are effectively exchangeable for shares of Class A Common Stock. In the event of an exchange of a LAZ-MD Class II Interest, LAZ-MD Holdings will generally redeem such LAZ-MD Class II Interest in exchange for an equivalent number of units of the Lazard Group Common Interest issued to LAZ-MD Holdings, which Lazard Group Common Interest units will in turn be automatically exchanged with the Company (or its subsidiaries) for shares of Class A Common Stock. As each unit of the Lazard Group Common Interest issued to LAZ-MD Holdings is associated with each unit of outstanding LAZ-MD Class II Interests held by members of LAZ-MD Holdings under the terms of the Master Separation Agreement, LAZ-MD Holdings disclaims beneficial ownership of all of the shares of Class A Common Stock into which the Lazard Group Common Interest is exchangeable.

The foregoing discussion is qualified in its entirety by reference to the Master Separation Agreement, which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 1.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by LAZ-MD Holdings. The principal business of LAZ-MD Holdings is to hold and manage the Lazard Group Common Interest, the outstanding share of Class B common stock, par value $.01 per share (the “Class B Common Stock”), of the Company and the other assets of LAZ-MD Holdings. The address of the principal office of LAZ-MD Holdings is 30 Rockefeller Plaza, New York, New York 10020.

The name, business address, present principal occupation or employment and citizenship of each director of LAZ-MD Holdings are set forth in Schedule I hereto and are incorporated herein by reference. LAZ-MD Holdings has no executive officers.

During the last five years, LAZ-MD Holdings has not been, and, to the knowledge and belief of LAZ-MD Holdings, none of the persons listed on Schedule I hereto has been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I, which is attached hereto and incorporated into this Item 2 by reference.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Master Separation Agreement, LAZ-MD Holdings issued limited liability company interests (including all of the LAZ-MD Class II Interests) to the members of Lazard Group in exchange for all of the limited liability company interests in Lazard Group. Pursuant to the Master Separation Agreement, Lazard Group thereafter exchanged a portion of its limited liability company interests held by LAZ-MD Holdings for the Lazard Group Common Interest in connection with the recapitalization of Lazard Group. For more information, see “Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”

ITEM 4.	Purpose of Transaction.

LAZ-MD Holdings acquired the Lazard Group Common Interest as part of the separation and recapitalization transactions in connection with the IPO. These transactions established LAZ-MD Holdings as the holding company for the interests of the current and former managing directors of Lazard Group and its subsidiaries in the Company through the issuance of the LAZ-MD Class II Interests and the acquisition of the Lazard Group Common Interests, as described in “Item 1—Security and Issuer.”

As of the date of this statement, LAZ-MD Holdings does not, and, to the knowledge and belief of LAZ-MD Holdings, none of the persons listed on Schedule I hereto has, any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the following:

(1)	the acquisition and disposition of shares of Class A Common Stock pursuant to exchanges and other transfers of LAZ-MD Class II Interests and the Lazard Group Common Interest contemplated by the Master Separation Agreement, and

(2)	the disposition of shares of Class A Common Stock pursuant to the registration rights provisions with respect to the Class A Common Stock issuable upon exchange of the LAZ-MD Class II Interests and the Lazard Group Common Interest set forth in the Stockholders’ Agreement (the “Stockholders’ Agreement”), dated as of May 10, 2005, by and among the Company, LAZ-MD Holdings and certain members of LAZ-MD Holdings party thereto.

For more information, see “Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”

LAZ-MD Holdings reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, LAZ-MD Holdings may purchase shares of Class A Common Stock or securities exchangeable therefor or other securities of the Company or may sell or transfer shares of Class A Common Stock or securities exchangeable therefor from time to time in public or private transactions and may distribute in kind the Lazard Group Common Interest or the Class A Common Stock to the LAZ-MD Class II Members. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Master Separation Agreement and (ii) any applicable limitations imposed on the sale of any of such securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law. To the knowledge of LAZ-MD Holdings, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

The foregoing discussion is qualified in its entirety by reference to the Master Separation Agreement and the Stockholders’ Agreement, each of which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a)	See “Item 1—Security and Issuer.” As noted in “Item 1—Security and Issuer,” LAZ-MD Holdings disclaims beneficial ownership of the shares of Class A Common Stock into which the Lazard Group Common Interest is exchangeable. See Schedule I for information with respect to the directors of LAZ-MD Holdings.

(b)	Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. See Schedule I for information with respect to the directors of LAZ-MD Holdings.

(c)	There were no transactions in the Class A Common Stock by LAZ-MD Holdings during the last sixty days, other than receipt of the Lazard Group Common Interest on May 10, 2005. For a description of this transaction and the securities involved, see “Item 1—Security and Issuer” and “Item 3—Source and Amount of Funds or Other Consideration.”

To the knowledge of LAZ-MD Holdings, no transactions in the shares of Class A Common Stock were effected by any of the persons listed on Schedule I hereto during the 60 days prior to and including May 10, 2005.

(d)	See “Item 1—Security and Issuer.”

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Class B Common Stock

On May 10, 2005, in connection with the IPO, LAZ-MD Holdings acquired the share of Class B Common Stock from the Company. Under the Company’s Bye-laws, the share of Class B Common Stock is not entitled to participate in any dividends or other distributions by the Company but possesses voting rights with respect to the Company. The Class B Common Stock is entitled to vote together with the Class A Common Stock on all matters submitted to a vote of the stockholders of the Company and is entitled to the number of votes equal to the number of shares of Class A Common Stock that would be issuable if the entire Lazard Group Common Interest issued to LAZ-MD Holdings were then exchanged for shares of Class A Common Stock. Accordingly, as of the date hereof, the share of Class B Common Stock is entitled to 62,500,000 votes, or 62.5% of the voting power of the Company, based on the number of outstanding shares of Class A Common Stock as of May 10, 2005 (37,500,000). In the event that, on or prior to December 31, 2007, the number of votes to which the Class B Common Stock is entitled would represent less than 50.1% of the voting power of the Company, the number of votes in respect of the Class B Common Stock will be increased such that the Class B Common Stock represents 50.1% of the voting power of the Company through December 31, 2007.

LAZ-MD Holdings has entered into the Stockholders’ Agreement that addresses, among other things, how LAZ-MD Holdings will vote this share of Class B Common Stock. See “—Stockholders’ Agreement” below.

Master Separation Agreement

LAZ-MD Holdings, Lazard Group and the Company are parties to the Master Separation Agreement, which contains key provisions relating to the separation and recapitalization transactions that were consummated in connection with the IPO and the relationship among Lazard Group, LAZ-MD Holdings and the Company after completion of the IPO. The Master Separation Agreement is filed as an exhibit to this Schedule 13D and is incorporated in its entirety herein by reference, and the following summary is qualified in its entirety by reference thereto.

Terms of Exchange

The Master Separation Agreement sets forth the terms and arrangements with respect to the LAZ-MD Class II Interests and the Lazard Group Common Interest, including the exchange rights with respect thereto. For a discussion of the mechanics of the exchange rights, see “Item 1—Security and Issuer.”

Timing of Exchange

The Master Separation Agreement also sets forth the timing of when the LAZ-MD Class II Interests and thereby the Lazard Group Common Interest issued to LAZ-MD Holdings are entitled to be exchanged for shares of Class A Common Stock. Pursuant to the Master Separation Agreement, these interests will, at the election of the holders of the LAZ-MD Class II Interest, become fully exchangeable for shares of Class A Common Stock on the eighth anniversary of the IPO. In addition, the LAZ-MD Class II Interests and the Lazard Group Common Interest are subject to accelerated exchange rights at other times and in other amounts. For example, the holders of LAZ-MD Class II Interests may, at such holders’ election, accelerate the exchange at the times, and in the amounts, permitted by the retention agreements entered into by managing directors of Lazard Group and its subsidiaries in connection with the IPO, which generally provide for exchangeability in three equal installments on the third, fourth and fifth anniversary dates, subject to satisfaction of minimum service requirements and other conditions.

In addition, each of LAZ-MD Holdings and the Company’s subsidiaries that directly hold the Company’s interests in Lazard Group, upon the approval of the Company’s board of directors, will have the power to accelerate the exchange of all or a portion of the LAZ-MD Class II Interests and thereby the Lazard Group Common Interests for shares of Class A Common Stock under certain circumstances at any time on or after the first anniversary of the IPO and will be able to do so for any reason following the ninth anniversary of the IPO. In addition, the exchangeability of the Class II Interests and the Lazard Group Common Interest will be accelerated in connection with a change of control of the Company, as defined in the Company’s 2005 equity incentive plan, after the first anniversary of the IPO unless otherwise determined by the Company’s board of directors. The Master Separation Agreement also provides that LAZ-MD Holdings may exchange the Lazard Group Common Interest issued to it for shares of Class A Common Stock at any time.

Transfers of Class II Interests and Lazard Group Common Interests

The Master Separation Agreement generally prohibits transfers of the Lazard Group Common Interest issued to LAZ-MD Holdings and the LAZ-MD Class II Interests issued by LAZ-MD Holdings except pursuant to full or partial exchanges of such interests, for estate planning purposes, for repurchases by Lazard Group and, in the case of LAZ-MD Class II Interests, for transfers to other LAZ-MD Class II Interests.

LAZ-MD Holdings Stockholders’ Agreement

Each of LAZ-MD Holdings and the Company have entered into the Stockholders’ Agreement that addresses, among other things, LAZ-MD Holdings’ voting of its share of Class B Common Stock and registration rights in favor of the holders of LAZ-MD Class II Interests who become party to the Stockholders’ Agreement. Each holder of a LAZ-MD Class II Interest, including each of the Directors of LAZ-MD Holdings, will be given the opportunity to enter into the Stockholders’ Agreement, and each such holder who does is deemed to be a covered person for the purposes of the Stockholders’ Agreement. The Stockholders’ Agreement is filed as an exhibit to this Schedule 13D and is incorporated in its entirety herein by reference, and the following summary is qualified in its entirety by reference thereto.

The Stockholders’ Agreement will continue in effect until all LAZ-MD Class II Interests and the entire underlying Lazard Group Common Interest have been exchanged for shares of the Class A Common Stock, and a covered person will cease being party to the Stockholders’ Agreement upon full exchange of his or her LAZ-MD Class II Interest and the underlying portion of the Lazard Group Common Interest for shares of Class A Common Stock. The Stockholders’ Agreement may be terminated on an earlier date by a vote at least 66 2/3% of the aggregate voting power represented by the covered persons party to the Stockholders’ Agreement. The Stockholders’ Agreement generally may be amended at any time by a majority of the aggregate voting power represented by the covered persons party to the Stockholders’ Agreement.

Voting Rights

Prior to any vote of the stockholders of the Company, the Stockholders’ Agreement requires a separate, preliminary vote of the covered persons (either by a meeting or by proxy or written instruction) on each matter upon which a vote of the stockholders is proposed to be taken. Pursuant to the Stockholders’ Agreement, covered persons will individually be entitled to direct LAZ-MD Holdings how to vote the portion of the Class B Common Stock’s voting power that is associated with his or her then-outstanding LAZ-MD Class II Interest on an as-if-exchanged basis. However, the LAZ-MD Holdings board of directors will have the ability to vote the voting interest represented by the Class B Common Stock in its discretion if the LAZ-MD Holdings board of directors determines that it is in the best interest of LAZ-MD Holdings.

The votes under the Class B Common Stock that are associated with any holder of a LAZ-MD Class II Interest who signs but does not direct LAZ-MD Holdings how to vote on a particular matter will be abstained from voting.

Registration Rights

The Stockholders’ Agreement provides that the holders of shares of the Class A Common Stock issued or to be issued upon exchange of the LAZ-MD Class II Interests or the Lazard Group Common Interests initially held by LAZ-MD Holdings (holders of such securities referred to herein as the “Holders,” and such securities referred to herein as “Registrable Securities”) will be granted registration rights.

The Stockholders’ Agreement provides that, after exchange for shares of the Class A Common Stock, each Holder is entitled to unlimited “piggyback” registration rights, meaning that each holder can include his or her Registrable Securities in registration statements filed by the Company, subject to certain limitations. Holders also have “demand” registration rights, meaning that, subject to certain limitations, after exchange for shares of the Class A Common Stock, they may require the Company to register the Registrable Securities held by them, provided that the amount of Registrable Securities subject to such demand has a market value in excess of $50 million or, on and after six months after the nine-year anniversary of the IPO, $20 million. The Company will pay the costs associated with all such registrations.

The Company also will use its reasonable best efforts to file and make effective a registration statement on the third through the ninth anniversaries of the IPO, in order to register registrable securities that were issued on those anniversaries or otherwise subject to continuing volume or transfer restrictions under Rule 144 under the Securities Act of 1934, as amended (the “Securities Act”), upon the exchange of the Class II Interests and the Lazard Group Common Interests, provided that the amount of Registrable Securities subject to such registration constitutes at least $50 million in market value or the Company shall not be obligated to register such shares.

Shares of the Class A Common Stock will cease to be Registrable Securities upon the consummation of any sale of such shares pursuant to an effective registration statement or under Rule 144 under the Securities Act or when they become eligible for sale under Rule 144(k) under the Securities Act. However, any Holder who has shares that would have been Registrable Securities but for their eligibility for sale under Rule 144(k) and who holds, in the aggregate, an amount of Registrable Securities with a market value in excess of $25 million of the outstanding the Class A Common Stock will be entitled to continued demand and piggyback registration rights as described above.

Retention Agreements

Each of the persons identified on Schedule I (the “LAZ-MD Directors”) has entered into to an Agreement Relating to Retention and Noncompetition and Other Covenants with Lazard Group (a “Retention Agreement”). The LAZ-MD Directors entered into their respective Retention Agreements in their capacity as a current managing director of Lazard Group together with other managing directors of Lazard Group. A Form of Retention Agreement and the individual Retention Agreements for Steven J. Golub and Charles G. Ward III are filed as exhibits to this Schedule 13D and are incorporated in their entirety herein by reference, and the following summary is qualified in its entirety by reference thereto.

The Retention Agreements set forth the terms of the accelerated exchange right granted to the managing directors who are party to these agreements, including the LAZ-MD Directors. These Retention Agreements generally provide that if a managing director remains employed by Lazard Group through the third anniversary of the IPO, that managing director’s LAZ-MD Class II Interests and underlying portion of the Lazard Group Common Interest to which such managing director is entitled may be exchanged, at the election of the managing director, into shares of Class A Common Stock in three equal installments on the third, fourth and fifth anniversaries of the IPO, subject to continued compliance with certain covenants. The Retention Agreements also contain other provisions regarding treatment of capital, provision of services to Lazard Group and restrictive covenants.

Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7. Material to Be Filed As Exhibits.

1.	Stockholders’ Agreement, dated as of May 10, 2005, by and among LAZ-MD Holdings LLC, Lazard Ltd and the members of LAZ-MD Holdings LLC named therein.

2.	Master Separation Agreement, dated as of May 10, 2005, by and among LAZ-MD Holdings LLC, Lazard Ltd and LFCM Holdings LLC.

3.	Agreement Relating to Retention and Noncompetition and Other Covenants, by and between Lazard LLC and Steven J. Golub, dated as of May 10, 2005.

4.	Agreement Relating to Retention and Noncompetition and Other Covenants, by and between Lazard LLC and Charles G. Ward, III, dated as of May 10, 2005.

5.	Form of Agreement Relating to Retention and Noncompetition and Other Covenants, by and between Lazard LLC, on its behalf and on behalf of its subsidiaries and affiliates, and the Executives named on Schedule I thereto (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement (File No. 333-121407) on Form S-1/A filed on April 11, 2005).

Signatures

After reasonable inquiry and to the best of the Company’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2005

LAZ-MD HOLDINGS LLC

By:	/s/ Kenneth M. Jacobs
Name:	Kenneth M. Jacobs
Title:	Director

Index of Exhibits

1.	Stockholders’ Agreement, dated as of May 10, 2005, by and among LAZ-MD Holdings LLC, Lazard Ltd and the members of LAZ-MD Holdings LLC named therein.

2.	Master Separation Agreement, dated as of May 10, 2005, by and among LAZ-MD Holdings LLC, Lazard Ltd and LFCM Holdings LLC.

3.	Agreement Relating to Retention and Noncompetition and Other Covenants, by and between Lazard LLC and Steven J. Golub, dated as of May 10, 2005.

4.	Agreement Relating to Retention and Noncompetition and Other Covenants, by and between Lazard LLC and Charles G. Ward, III, dated as of May 10, 2005.

5.	Form of Agreement Relating to Retention and Noncompetition and Other Covenants, by and between Lazard LLC, on its behalf and on behalf of its subsidiaries and affiliates, and the Executives named on Schedule I thereto (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement (File No. 333-121407) on Form S-1/A filed on April 11, 2005).

Schedule I

The name of each director of LAZ-MD Holdings is set forth below. The business address of each person listed below is c/o Lazard Ltd, 30 Rockefeller Plaza, New York, NY 10020. Each person listed below is a citizen of the United States of America. The present principal occupation or employment of each of the persons listed below is Managing Director of Lazard Frères & Co. LLC. Steven J. Golub is also Managing Director and Vice Chairman of Lazard Group and Chairman of the Financial Advisory Group. Charles G. Ward, III is also President and Chairman of the Asset Management Group. The principal business of Lazard Frères & Co. LLC is to provide financial advisory and asset management services to its clients, and the address of Lazard Frères & Co. LLC is 30 Rockefeller Plaza, New York, NY 10020. The LAZ-MD Class II Interests are generally not exchangeable for three years, and to our knowledge the listed persons do not own any Class A Common Stock. For more information with respect to the timing of exchange, see “Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Master Separation Agreement—Timing of Exchange.”

Name
Kenneth M. Jacobs
Frank A. Savage, Jr.
Laurence S. Grafstein
Steven J. Golub
Charles G. Ward, III